UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Proxy Notice and Statement for the Extraordinary General Meeting of Shareholders of Turbo Energy, S.A.
99.2	Form of Proxy Card for the Extraordinary General Meeting of Shareholders of Turbo Energy, S.A.
99.3	Press Release, titled “Turbo Energy Announces Details for Extraordinary General Meeting of Shareholders to Be Held on December 18, 2024, dated December 4, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: December 3, 2024	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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